SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Coronado Global Resources Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

June 28, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

(1)	Names of Reporting Persons Coronado Group LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 77,308,103.6 (1)
(6) Shared Voting Power 0
(7) Sole Dispositive Power 77,308,103.6 (1)
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 77,308,103.6(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 79.9%(2)
(12)	Type of Reporting Person (See Instructions) OO

(1)	Coronado Group LLC (“Coronado Group”) is a direct owner of a number of CHESS Depositary Interests (“CDIs”) equivalent to 77,308,103.6 shares of Common Stock, par value $0.01 per share (“Common Stock”), of Coronado Global Resources Inc. (the “Issuer”). CDIs are units of beneficial ownership in shares of Common Stock held by CHESS Depositary Nominees Pty Limited, a subsidiary of ASX Limited, the company that operates the Australian Securities Exchange. Each share of Common Stock is equivalent to 10 CDIs. EMG CC HC, LLC, EMG Coronado II HC, LLC, EMG Coronado IV Holdings LLC and EMG Coronado Strategic LP, each of which is affiliated with The Energy & Minerals Group, collectively hold approximately 99 percent of the outstanding units of Coronado Group. Voting and investment decisions with respect to the shares of Common Stock held by Coronado Group require the vote of a majority of the board of managers of Coronado Group, which is currently comprised of Garold Spindler, Laura Tyson and John G. Calvert. As such, no individual member of the board of managers is deemed to be the beneficial owner of the shares of Common Stock.

(2)	Calculated based on 96,651,692 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. N/A

Item 1(a).	Name of Issuer:

Coronado Global Resources Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 Bill Baker Way, Beckley, West Virginia 25801

Item 2(a).	Name of Person Filing:

Coronado Group LLC (“Coronado Group”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o The Energy & Minerals Group
2229 San Felipe Suite 1300
Houston, Texas 77019

Item 2(c).	Citizenship:

Coronado Group is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share, of the Issuer.

Item 2(e).	CUSIP Number:

N/A

Item 3.	If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of the cover page is hereby incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2020	Coronado Group LLC

	By:	/s/ Laura Tyson
		Name:	Laura Tyson
		Title:	Chief Operating Officer, General Counsel and Secretary